

July 26, 2022

Erqi Wang
Chief Executive Officer
Jin Medical International Ltd.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People's Republic of China

> **Re: Jin Medical International Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed July 15, 2022**
> **File No. 333-259767**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed July 15, 2022

Cover Page

1.   We acknowledge your revised disclosure in response to prior comment 2, which we reissue. Please revise to ensure that all references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. We note that your disclosure continues to refer to the control or benefits that accrue to you as a result of the VIE, including but not limited to the cover page, pages ii, 1, 2, 86, 87 and 124.

Summary of Risk Factors, page 10

2. We note your revised disclosure in response to prior comment 6, which we reissue in part. Please revise to include specific cross-references for each summary risk to the more detailed discussion of such risks in the prospectus rather than including page references.

    You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ying Li, Esq.